IONIC WEARABLES, INC.

FINANCIAL STATEMENTS

October 26, 2023 (Inception) - December 31, 2023

Ionic Wearables, Inc.

Table of Contents

October 26, 2023 (Inception) – December 31, 2023



Dichoso &
Company CPA, INC.
Certified Public Accountants and Business Consultants

9350 Wilshire Blvd. #203
Beverly Hills, CA 90212
Tel (323)694-7408
Fax (323)694-7413
www.dichosoandcompany.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Ionic Wearables, Inc:

We have audited the accompanying financial statements of Ionic Wearables, Inc. (a Delaware corporation), which comprise the balance sheet from October 26, 2023 (inception) through December 31, 2023, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ionic Wearables, Inc. from October 26, 2023 (inception) through December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Dichoso and Company, CPA, Inc.

Dichoso and Company, CPA, Inc.
Beverly Hills, CA

April 17, 2024

Ionic Wearables, Inc.

Balance Sheet

October 26, 2023 (Inception) - December 31, 2023

ASSETS

Current Assets:

Cash and cash equivalents (Note 1)	$	100
Subscriptions Receivable - Common Stock Subscribed		800
Total Current Assets		900
Total Assets	$	900

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity:

Common Stock Subscribed (Note 2)		900
Retained Earnings		-
Stockholders' Equity		900
Total Liabilities and Stockholders' Equity	$	900

Ionic Wearables, Inc.
Statement of Income and Stockholders' Equity
October 26, 2023 (Inception) - December 31, 2023

Revenues:		
Income	$	-
Total Revenues		-
Operating Expenses:		
Total Operating Expenses		
Operating Loss		-
Net Income (Loss)	$	-
Stockholders' Equity at Beginning of Year	$	-
Shareholder Capital Contributions		100
Stockholders' Equity at End of Year	$	100


Ionic Wearables, Inc.

Statement of Cash Flows

October 26, 2023 (Inception) - December 31, 2023


Cash Flows Provided (Used) by Operating Activities:

Net Income (Loss)   -
Adjustments to reconcile net Income to net
  cash provided by operating activities:
    Changes in Operating Assets and Liabilities: -

      Net Cash Provided (Used) by Operating Activities   -

Cash Flows Provided from Financing Activities:
  Shareholder Initial Contributions   100

    Net Cash From Financing Activities   100

    Net Increase in Cash   100

Cash and cash equivalents, at beginning of year   -

Cash and cash equivalents, at end of year $ 100


See accompanying auditors' report and notes to financial statements Page 4


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Ionic Wearables, Inc ("the Company") is a C Corporation formed in the state of Delaware on October 26, 2023. The Company leverages the game-changing, patented wearable technology of its sister company - Incrediwear Holdings Inc - to disrupt 2 multi-billion dollar industries: (1) the weight loss industry (predicted to have a global market size of $405B by 2030), and (2) the sexual wellness industry (predicted to have a global market size of $230B by 2032). Our elemental semiconductor-infused functional fabric emits negative ions and mid-level infrared waves when activated by body heat. Those infrared waves trigger cellular vibrations that increase blood flow as well as enhance other physiological benefits. For weight loss, increased blood flow and cellular vibrations, in turn, increase caloric burn and metabolic rate. For sexual wellness, increased blood flow has broadly understood benefits for the intimate regions of the anatomy for both men and women. Our technology is backed by published scientific research, protected by functional patents, and has been adopted globally by top pro sports teams and medical institutions around the world. Company is positioned to dramatically disrupt both the weight loss and sexual wellness industries, neither of which have seen a wearable tech or apparel brand with scientifically proven functional fabric efficacy.

Basis of Presentation

The accompanying financial statements, along with these notes to the financial statements, have been prepared by and are the responsibility of Ionic Wearables, Inc.'s management. These financial statements have been prepared based on the accrual method of accounting and according to generally accepted accounting principles.

Risks and Uncertainties

The Company is a start-up venture subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company is not yet in operations. In the event that the Company does not achieve the revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations. The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. Total cash balance of $100 was less than the federally insured deposit amount of $250,000 for 2023.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

Income taxes are accounted for under the asset and liability methods. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income of the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Uncertain Tax Positions

Management has determined that the company does not have any uncertain tax positions and associated benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matter are subject to some degree of uncertainty, there can be no assurance that the company's tax returns will not be challenged by the taxing authorities and the that company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the company's tax returns remain open for three years for federal income tax examination.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) no. 2014-19. "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard was effective beginning January 1, 2019, but had been amended to be effective after December 15, 2020. The adoption of this new guidance does not have a material impact on the Company's financial statements. The Company applies the five-step approach outlined in the new revenue standard as follows:

Step 1: Identify the contract with a customer;

Step 2: Identify the performance obligations in the contract:

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5. Recognize revenue when (or as) the Company satisfies a performance obligation at a point in time.

As a start-up, development stage company, the Company had no revenue for the short period from October 26, 2023 (inception) through December 31, 2023.

Operating Expenses

The Company classifies its operating expenses into various categories as reflected in the "Statement of Income and Members' Equity". As such, expense account balances are allocated by management to one of these categories based on management's interpretation of the definition of each category.

Statement of Cash Flows

Cash, as shown in the statement of cash flows, is defined as cash in an account at a bank.

Date of Management's Review

Management has evaluated subsequent events through April 17, 2024 the date which the financial statements were available to be issued.

2. Subscriptions Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on the balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

A total of 9,000,000 shares of common stock ($0.0001 par value per share or with an aggregate price of $300) was authorized and issued to three (3) shareholders allocated at $3,000,000 each, representing 100% ownership.

3. Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern.

As discussed in Note 1, under the "Risks and Uncertainties" section, the Company is not yet in operations. Management believes that income streams will continue to alleviate going concern matters. These factors, including management's plans regarding these matters, raise substantial doubt about the Company's
ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

4. Recent Accounting Pronouncements

On February 25, 2016, the FASB issued ASU Update 2016-02, *Leases (Topic 842)*. This update includes a lease accounting model that recognizes two types of leases – finance leases and operation leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition. Measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This standard was originally effective January 1, 2020, but this new guidance was amended to be effective for fiscal years beginning after December 15, 2021.

The Company does not currently own finance leases nor leases office space.

5. Subsequent Events – Type 1

Type 1 subsequent events provide evidence of conditions that existed at the balance sheet date, including evidence related to the estimates used in financial reporting.

A worldwide pandemic known as COVID19 (aka coronavirus) negatively affected the economies of countries around the world. For the U.S., COVID19 is generally viewed to have begun in the first quarter of the year 2020, severely disrupting the U.S. economy with sudden business closures, high unemployment, and continued threats to a pending economic recession. The continually evolving and unprecedented impact of COVID19 creates financial and economic uncertainties to all business entities. The financial effects of the current and evolving effects of COVID 19 on the company's operations cannot be determined at this time.